Via Facsimile and U.S. Mail
Mail Stop 6010

April 7, 2006

Mr. P. Bruce Camacho
Executive Vice President and Chief Financial Officer
Assurant, Inc.
One Chase Manhattan Plaza, 41st Floor
New York, NY 10005

Re: **Assurant, Inc.**
       Form 10-K for the Fiscal Year Ended December 31, 2005
       Filed March 10, 2006
       File No. 001-31978

Dear Mr. Camacho:

We have limited our review of your filing to those issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Critical Accounting Estimates

Reserves, page 50

1.   We believe your disclosure in Management's Discussion and Analysis regarding the insurance loss reserves could be improved to better explain the judgments and uncertainties surrounding this estimate and the potential impact on your financial statements. Please provide us the following information for each of your lines of business, in disclosure-type format, to help us evaluate the adequacy of your disclosure.

a. Because IBNR reserve estimates are more imprecise, please provide the amount of IBNR separately from case reserves for each line of business listed in the table on page 51.

b. For your medical reserves, please disclose the other actuarial methods you utilize other than the loss development method and projected claim method when determining the loss reserve. In addition, please describe the process of how you use the results from several methods to determine your ultimate loss amount.

c. It appears that for your property and warranty insurance reserves, you calculate a range around the reserves. Please describe the range of loss reserve estimates, the factors that determined the boundaries of this range and your basis for selecting the recorded amount rather than any other amount within the range as the best estimate of incurred losses.

d. For your sensitivity analyses, tell us whether or not the changes you disclose are reasonably likely. If the changes are not reasonably likely, please provide us a revised analysis that discloses the reasonably likely changes and the effect that these changes would have on your reported results, financial position and liquidity.

Liquidity and Capital Resources, page 72

2. Please provide us in disclosure-type format a more robust discussion of the reasonably likely impact the payment of claims will have on known trends and uncertainties, in particular cash outflows from operations. In the disclosure, please include a discussion of your asset/liability management process and whether there are any significant variations between the maturity of your investments and the expected payment of your loss reserves. Include a discussion of the impact of selling securities before anticipated or the use of credit facilities to pay for policy liabilities will have on your future liquidity and results of operations.

Commitments and Contingencies, page 75

3. We note that the Company has not included its liabilities for future policy benefits and expenses to be paid in the contractual obligation table, and it would appear that these liabilities represent future legal obligations of the Company. Due to the significant nature of these liabilities to your business we believe the inclusion of reserves in the contractual obligation table will provide investors increased disclosure of your liquidity. Please provide us a revised contractual obligation table that includes the expected settlement of your liabilities for future policy benefits and expenses. In addition, we note that you present the insurance liabilities for the FFG and LTC business net of reinsurance. On page F-16 you disclose that the sale of business did not discharge the Company's primary

liability to the insureds, therefore, the amount in the table of contractual obligations should be shown on a gross basis related to the FFG and LTC business.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Note 26. Commitments and Contingencies, page F-59

4.   We refer to your discussion of the settlement of disputes involving ARIC and Bankers Insurance Company Limited where you recorded an additional $61.9 million in reserves during 2005. Please provide us the chronology of events and circumstances by quarter that led to the charge being recorded in 2005. It would seem that if the amounts were in dispute you would still be able to assess if the loss was probable and could be reasonably estimated under SFAS 5. In your response please clarify what additional information became available in 2005 that allowed you to record the additional reserves and your consideration of SFAS 5 in determining that additional reserves did not need to be recorded prior to the discovery of the additional information.

 Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Dana Hartz, Staff Accountant, at (202) 551-3648 or Joseph Roesler, Accounting Branch Chief, at (202) 551-3628 if you have questions regarding the comments. Please contact me at (202) 551-3679 with any other questions.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant